

July 21, 2014

Via E-mail
John Chapman
Executive Vice President and Chief Financial Officer
Sykes Enterprises, Incorporated
400 North Ashley Drive
Suite 2800
Tampa, FL   33602

> **Re: Sykes Enterprises, Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 000-28274**

Dear Mr. Chapman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business

Clients, page 8

1.   We note the discussion of your master services agreement with AT&T Corporation in this filing, as well as your response in your letter dated June 13, 2012 that discusses the materiality of your agreements with AT&T at that time. In future filings, please enhance your discussion of the material terms of your master services agreement and tell us what consideration you have given to filing it. See Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 22. Income Taxes, page 90

2.   Based on your disclosures on page 30, we note that the 15.9% increase in your effective
      tax rate during 2013 is primarily due to withholding taxes on offshore cash movements,
      U.S. taxation of offshore gains on derivatives and foreign exchange, tax benefits
      recognized in 2012 as a result of the Alpine acquisition and the fluctuations in earnings
      among the various jurisdictions. While you describe the principal factors that contributed
      to the increase, it appears that you only quantify the change associated with $3.5 million
      in offshore withholding taxes. As such, please quantify for us and discuss the
      circumstances regarding the other principal factors noted in your discussion. In addition,
      consider revising your disclosure in future filings to provide more quantification and
      details regarding all of the material factors impacting your effective tax rate.

3.   On page 38, you indicate that you do not intend nor currently foresee a need to repatriate
      funds held in international operations and deemed to be permanently reinvested.
      However, beginning in 2011, it appears that you changed your intent to distribute
      earnings from foreign operations to foreign parents under IRC Sec 954. While you
      indicate that this Act extended the tax provisions of the Internal Revenue Code Section
      954(c)(6) through the end of 2013, and permits continued tax deferral on such
      movements that would otherwise be taxable immediately in the U.S., the related foreign
      withholding taxes of $3.5 million were included in the provision for income taxes in the
      accompanying Consolidated Statement of Operations for the year ended December 31,
      2013. In light of the change in your intent to permanently reinvest such funds, within the
      specific foreign jurisdictions in which those funds were held, and since it appears that the
      distribution of such funds to foreign parents of subsidiaries resulted in $3.5 million of
      withholding taxes, please tell us how you determined that you may continue to assert that
      undistributed foreign earnings will be permanently reinvested or that they can be remitted
      tax free to the U.S. as well as to other foreign jurisdictions, at each of your reporting
      periods.

4.   On page 91, you indicate that the determination of any unrecognized deferred tax liability
      for temporary differences related to investments in foreign subsidiaries that are
      essentially permanent in nature is not practicable.   In this regard, we note that have
      changed your intent to permanently investment funds in certain foreign subsidiaries
      during each of your reporting periods. As such, please tell us if there are any specific
      reasons for describing these investments in foreign subsidiaries as "essentially permanent
      in nature," instead of as permanent in nature or indefinitely invested. Also, in light of the
      change in your intent to permanently reinvest funds in specific jurisdictions, tell us why it
      was impracticable to estimate the unrecognized deferred tax liability in prior periods.

5.   On page 92, you indicate that in some jurisdiction, the tax holidays expire without possibility of renewal. While you expect to renew tax holidays in other jurisdictions, you indicate that there are no assurances from the respective foreign governments that they will renew them and, as such, this could potentially result in future adverse tax consequences. As such, tell us whether you have any potential plans for funds deemed to be permanently reinvested in both jurisdiction for which there is no possibility of renewals and those that you expect to renew tax holidays. In addition, tell us how you considered the actual or potential expiration of these tax holidays in your analysis that funds held in these jurisdictions are permanently reinvested. Furthermore, tell us how you determined that it is not practicable to estimate the unrecognized deferred tax liability associated with the funds held in these jurisdiction or that you cannot estimate the impact of the potential future adverse tax consequences described in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant